UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Jason Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

471172106
(CUSIP Number)

JEFFRY N. QUINN
QUINPARIO PARTNERS LLC
12935 North Forty Drive, Suite 201
St. Louis, Missouri 63141
(314) 548-6200

STEVE WOLOSKY, ESQ.
ROBERT H. FRIEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON QUINPARIO PARTNERS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,964,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,964,333
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,964,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON QUINPARIO PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,964,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,964,333
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,964,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable (trust has no designated place of organization)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 123,340
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 123,340
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 471172106

1	NAME OF REPORTING PERSON JEFFRY N. QUINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 97,560
	8	SHARED VOTING POWER 8,014,333
	9	SOLE DISPOSITIVE POWER 97,560
	10	SHARED DISPOSITIVE POWER 8,014,333
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,111,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 471172106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Jason Industries, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 411 East Wisconsin Avenue, Suite 2100, Milwaukee, WI 53202.

Item 2.	Identity and Background.

(a)           This statement is filed by Quinpario Partners I, LLC, a Delaware limited liability company (“QPI”), Quinpario Partners LLC, a Missouri limited liability company (“QP”), Jeffry N. Quinn Family Trust UAD 8/10/2012 (the “Trust”) and Jeffry N. Quinn.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of the Reporting Persons is 12935 North Forty Drive, Suite 201, St. Louis, Missouri 63141.

(c)           QPI was formed for the express purpose of investing in and holding the securities of the Issuer.  QP is a private investment company.  QP is the managing member of QPI. Mr. Quinn, the Chairman of the Board of the Issuer, is the sole managing member of QP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           QPI is incorporated in the State of Delaware, QP is incorporated in the State of Missouri and Mr. Quinn is a citizen of the United States of America.  The Trust has no designated place of organization.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by QPI were purchased with working capital pursuant to private placements with the Company, as further described in Item 4.  The Shares purchased directly by the Trust were purchased with trust funds in open market purchases. The Shares purchased directly by Mr. Quinn were purchased with personal funds in open market purchases.

The aggregate purchase price of the 5,664,333 Shares purchased by QPI prior to the Issuer’s initial public offering (“IPO”), as further described in Item 4, is approximately $22,657.  The aggregate purchase price of the 1,150,000 units purchased pursuant to the IPO Private Placement (as defined in Item 4) is approximately $11,500,000.

CUSIP NO. 471172106

The aggregate purchase price of the 50,000 Shares purchased directly by the Trust is approximately $513,880, excluding brokerage commissions.

The aggregate purchase price of the 97,560 Shares purchased directly by Mr. Quinn is approximately $1,002,185, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Pursuant to the terms of a securities subscription letter agreement dated May 31, 2013 between the Issuer and QPI (the “Securities Purchase Agreement”), QPI purchased 6,208,333 Shares, which are referred to herein as “founder shares,” prior to the consummation of the Issuer’s initial public offering (“IPO”).  Subsequently, on July 24, 2013, QPI transferred an aggregate of 269,000 of these founder shares to each of the Issuer’s independent directors, as well as 200,000 founder shares to employees of QP.  Upon consummation of the Issuer’s initial business combination on June 30, 2014, 75,000 of these founder shares were forfeited pursuant to the terms of the Securities Purchase Agreement because extension units were not purchased thereunder.

Pursuant to the terms of a Unit Subscription Agreement dated as of May 31, 2013 between the Issuer and QPI (the “Unit Subscription Agreement”), the Issuer sold to QPI on a private placement basis simultaneously with the consummation of the IPO, 1,150,000 units, which are referred to herein as “placement units,” each consisting of one Share and one warrant to purchase one Share with an exercise price of $12.00 (the “IPO Private Placement”).  All units of the Issuer, including the placement units, were separated into their component Shares and warrants on June 30, 2014.

The founder shares and placement units held by QPI purchased pursuant to the Securities Purchase Agreement and Unit Subscription Agreement, respectively, are identical to Shares included in the units sold in the Issuer’s IPO, except that they are subject to certain transfer restrictions, pursuant to lockup provisions set forth in the Securities Purchase Agreement and a letter agreement dated as of the closing of the IPO by Issuer and QPI (the “Insider Letter”).  These lockup provisions provide that these Shares are not transferable or saleable, subject to certain limited exceptions, (i) in the case of the founder shares, until the date (x) with respect to 20% of such Shares, upon consummation of the Issuer’s initial business combination, (y) with respect to 20% of such Shares, when the closing price of the Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (z) with respect to 20% of such Shares, when the closing price of the Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (xx) with respect to 20% of such Shares, when the closing price of the Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination and (yy) with respect to 20% of such Shares, when the closing price of the Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination or earlier, in any case, if, following a business combination, the Issuer engages in a subsequent transaction (1) resulting in its stockholders having the right to exchange their Shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity, and (ii) in the case of the placement units, including the component securities therein, until 30 days after the consummation of the Issuer’s initial business combination, except in each case (a) to the officers or directors or other initial stockholders, any affiliates or family members of any of the officers or directors or other initial stockholders, any members of QPI, or partners, affiliates or employees of the members of QPI, (b) by gift to a member of QPI, partners, affiliates or employees of the members of QPI, one of the Issuer’s initial stockholders, an immediate family member of one of the members of QPI, to a trust, the beneficiary of which is a family member of a member of QPI or partners, affiliates or employees of the members of QPI or one of the Issuer’s initial stockholders, or to a charitable organization, (c) by virtue of laws of descent and distribution upon death of an officer or director or one of the Issuer’s initial stockholders, (d) pursuant to a qualified domestic relations order, (e) by private sales at prices no greater than the price at which the securities were originally purchased, (f) in the event of the Issuer’s liquidation prior to the Issuer’s consummation of its initial business combination, (g) by virtue of the laws of Delaware or QPI’s limited liability company agreement upon dissolution of QPI, or (h) in the event of the Issuer’s consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their Shares for cash, securities or other property subsequent to the Issuer’s consummation of its initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

CUSIP NO. 471172106

As described above, the placement units were separated into their component Shares and warrants upon consummation of the Issuer’s initial business combination on June 30, 2014.  Pursuant to the terms of the Warrant Agreement dated as of August 8, 2013 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), each warrant entitles QPI to purchase one Share at a price of $12.00 per share, subject to adjustment, at any time commencing on July 30, 2014. The warrants expire five years after the consummation of the Issuer’s initial business combination (or June 30, 2019), at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

QPI is party to a registration rights agreement with the Issuer dated as of August 8, 2013 (the “Registration Rights Agreement”) pursuant to which QPI is entitled to registration rights with respect to the founder shares and placement units upon consummation of the Issuer’s initial business combination and when such securities are no longer subject to applicable lock-up periods, as discussed above.  QPI is entitled to make up to three demands that the Issuer register its securities.  In addition, QPI has certain piggy-back registration rights with respect to registration statements filed subsequent to the Issuer’s initial business combination.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Unit Subscription Agreement, the Insider Letter, the Warrant Agreement, and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 99.1-99.5 to this Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to its investment in the Issuer, and/or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,990,666 Shares outstanding, as of June 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2014, plus an additional 1,150,000 Shares underlying the warrants held by QPI.

CUSIP NO. 471172106

As of the close of business on July 10, 2014, QPI beneficially owned 7,964,333 Shares, which includes 1,150,000 warrants to purchase Shares that are exercisable within 60 days from the date hereof, constituting approximately 34.4% of the Shares outstanding.  The Trust may be deemed to beneficially own 73,340 Shares beneficially owned by QPI through its membership interest in QPI.  QP may be deemed to beneficially own all of the Shares beneficially owned by QPI by virtue of serving as QPI’s managing member.  Mr. Quinn, as the sole managing member of QP, may be deemed to beneficially own all of the Shares owned by QPI.

As of the close of business on July 10, 2014, in addition to the 73,340 Shares that the Trust may be deemed to beneficially own through its membership interest in QPI, the Trust beneficially owned 50,000 Shares, constituting less than 1.0% of the Shares outstanding.  Mr. Quinn maintains control over the Shares beneficially owned by the Trust and therefore is deemed to beneficially own such Shares.

As of the close of business on July 10, 2014, Mr. Quinn beneficially owned 97,560 Shares, constituting less than 1.0% of the Shares outstanding.

An aggregate of 8,111,893 Shares, including 1,150,000 warrants to purchase Shares that are exercisable within 60 days from the date hereof, constituting approximately 35.1% of the Shares outstanding, are reported in this Schedule 13D.

(b)           By virtue of its relationship with QPI described above, QP has shared power to vote and dispose of all of the 7,964,333 Shares reported owned by QPI.  By virtue of its relationship with QPI described above, the Trust has shared power to vote and dispose of 73,340 Shares reported owned by QPI.  By virtue of his positions with QP and the Trust, Mr. Quinn may be deemed to have shared power to vote and dispose of the 7,964,333 Shares reported owned by QPI and 50,000 Shares reported owned by the Trust.  Mr. Quinn has sole power to vote and dispose of the 97,560 Shares he personally owns.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

On July 10, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 471172106

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement, incorporated by reference as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on June 19, 2013.

99.2	Unit Subscription Agreement, incorporated by reference as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 19, 2013.

99.3	Insider Letter, incorporated by reference as Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on July 19, 2013.

99.4	Warrant Agreement, incorporated by reference as Exhibit 4.4 to the Issuer’s Form 8-K, filed with the Commission on August 14, 2013.

99.5	Registration Rights Agreement, incorporated by reference as Exhibit 10.2 to the Issuer’s Form 8-K, filed with the Commission on August 14, 2013

99.6	Joint Filing Agreement.

CUSIP NO. 471172106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2014

QUINPARIO PARTNERS I, LLC By: Quinpario Partners LLC, as managing member

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

QUINPARIO PARTNERS LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Managing Member

JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
Title:

/s/ Jeffry N. Quinn
JEFFRY N. QUINN

CUSIP NO. 471172106

SCHEDULE A
Transactions in Securities of the Issuer During the Past Sixty Days

Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

QUINPARIO PARTNERS I, LLC

None

QUINPARIO PARTNERS LLC

None

JEFFRY N. QUINN FAMILY TRUST UAD 8/10/2012

50,000	10.27761	06/05/2014

JEFFRY N. QUINN

97,560	10.27252	06/23/2014

1 The price reported is a weighted average price and due to space limitations, the actual weighted average price is $10.27764. These Shares were purchased in multiple transactions at prices ranging from $10.25 to $10.29, inclusive. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of Shares purchased at each separate price such Shares were purchased.
2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $10.25 to $10.28, inclusive. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of Shares purchased at each separate price such Shares were purchased.